Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-6366

January 27, 2020

VIA EDGAR

Ms. Rebecca Marquigny Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A
	Filing Date:	November 26, 2019

Dear Ms. Marquigny:

This letter is provided in response to oral comments provided by you on January 13, 2020 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Registrant” and each series of the Registrant, a “Fund”) filed on November 26, 2019. The comments of the staff (the “Staff”) of the Securities and Exchange Commission and the Registrant’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A and Class C Shares Prospectus, the Sterling Capital Funds Institutional, Class R and Class R6 Shares Prospectus and the Sterling Capital Funds Statement of Additional Information.

Prospectus

Comment 1:	Please provide to the Staff completed fee tables and expense examples for each Fund prior to the effective date of the post-effective amendment.

Response:	The completed fee tables and expense examples for each Fund are attached as Appendix A hereto. Please note that the attached Appendix A represents drafts, and that the Registrant reserves the right to make necessary or appropriate changes prior to the Funds’ 485(b) filing.

Ms. Rebecca Marquigny	January 27, 2020

Comment 2:	The disclosure regarding “Management Risk” was removed from the “Strategy, Risks and Performance—Principal Risks” section of the Prospectus for certain Funds and from the “Additional Investment Strategies and Risks—Principal Risks” section of the Prospectus. Please reinsert this disclosure or explain supplementally why it was removed.

Response:	The Registrant will add “Management Risk” to each Fund’s principal risk disclosure.

Comment 3:	Please update EDGAR with the ticker symbols for Class R6 Shares of Sterling Capital Stratton Real Estate Fund and Sterling Capital Stratton Small Cap Value Fund, and add these ticker symbols to the cover page of the Institutional, Class R and Class R6 Shares Prospectus.

Response:	The applicable information and ticker symbols for Class R6 Shares of Sterling Capital Stratton Real Estate Fund and Sterling Capital Stratton Small Cap Value Fund will be updated in EDGAR prior to the effective date of the post-effective amendment.

Comment 4:	The “Management—Portfolio Managers” section of the Class R6 Prospectus for Sterling Capital Stratton Real Estate Fund and Sterling Capital Stratton Small Cap Fund indicates that each Fund’s portfolio managers have managed the Fund “since inception.” Please clarify in these sections whether the term “since inception” refers to the inception of the applicable Fund’s Class R6 Shares or the inception of the Fund.

Response:	The Registrant will revise these sections to disclose that the portfolio managers of Sterling Capital Stratton Real Estate Fund and Sterling Capital Stratton Small Cap Fund have managed the Fund since November 16, 2015.

Comment 5:	In the “Strategy, Risks and Performance—Principal Strategy” section of the Prospectus for Sterling Capital Total Return Bond Fund, please clarify or use defined terms for each of the following terms or phrases: (1) “relative spread analysis;” (2) “sinking fund requirements;” (3) “macro level adjustments to duration and yield curve contributions;” and (4) “investment thesis of owning the security.”

Response:	The Registrant will add clarifying language regarding each of these terms or phrases, where applicable.

Ms. Rebecca Marquigny	January 27, 2020

Statement of Additional Information

Comment 6:	In the last sentence of the “Investment Objectives and Policies—Additional Information on Portfolio Instruments—Insurance Contracts” section of the Statement of Additional Information, please consider changing the reference to the London Interbank Offered Rate to another reference rate or explaining why the London Interbank Offered Rate is a present or future example of an index.

Response:

The Registrant will revise the last sentence of the “Investment Objectives and Policies—Additional Information on Portfolio Instruments—Insurance Contracts” section of the Statement of Additional Information as follows:

“The insurance company then credits interest to the Fund on a monthly or quarterly basis, which is based on an index (such as the London Interbank Offered Rate~~, or~~ (“LIBOR”) or another reference rate).”

Comment 7:	Please clarify the meaning of the last sentence in the second paragraph of the “Management of Sterling Capital Funds—Conflicts of Interest” section of the Statement of Additional Information.

Response:

The Registrant will revise the last sentence in the second paragraph of the “Management of Sterling Capital Funds—Conflicts of Interest” section of the Statement of Additional Information as follows:

“In addition, Sterling Capital will serve as investment adviser to portfolios where it or its affiliates or related persons provided the initial investment or seed capital for a new investment portfolio.”

If you have any further questions or comments please do not hesitate to call me at (415) 315-6366.

Sincerely,

/s/ Colleen Meyer
Colleen B. Meyer

Ms. Rebecca Marquigny	January 27, 2020

Appendix A

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